GOOD GAMING, INC.

415 McFarlan Road, Suite 108

Kennett Square, PA 19348

December 1, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Good Gaming, Inc.
Request to Withdraw Registration Statement on Form S-8 filed on November 20, 2023 SEC File No. 333-275668

Ladies and Gentlemen:

On November 20, 2023, Good Gaming, Inc., a Nevada corporation (the “Registrant”), inadvertently filed with the U.S. Securities and Exchange Commission (the “Commission”), a Registration Statement on Form S-8 (SEC File No. 333-275668), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The proper Form S-8 was originally filed with the Commission on June 1, 2022 (SEC File No. 333-265340).

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Registrant hereby respectfully makes this application to withdraw the inadvertently filed Registration Statement.

The Registrant is requesting to withdraw the Registration Statement because it has filed the Registration Statement in error, and that the proper Form S-8 is already filed and in force with the Commission.

The Registrant confirms that no securities were sold pursuant to the inadvertently filed Registration Statement. The Registrant hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter.

Please direct any questions or comments regarding this correspondence to our counsel, Arthur Marcus of Sichenzia Ross Ference Carmel LLP, at (212) 930-9700. Thank you for your assistance in this matter.

Very truly yours,

GOOD GAMING, INC.

By:	/s/ Domenic fontana
Domenic Fontana
Chief Financial Officer